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FOR IMMEDIATE RELEASE
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JANUARY 22, 1997

                                                    Media Contact:  Robert Fort
                                                    (757) 629-2710

NORFOLK SOUTHERN AMENDS TENDER OFFER

         NORFOLK, VA -- Norfolk Southern Corporation (NYSE:NSC) today announced that it has amended its existing all-cash tender offer in order to buy 8.2 million Conrail shares (approximately 9.9%), the approximate maximum number of shares that Norfolk Southern can buy without triggering Conrail's "poison pill." Norfolk Southern also stated that the tender offer has been extended through 12:00 midnight, New York City time, on Tuesday, February 4, 1997. According to the depositary for the Norfolk Southern tender offer, approximately 3,192,000 Conrail shares had been tendered and not withdrawn pursuant to Norfolk Southern's offer as of the afternoon of January 21.

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